INVEST IN **BULA TECHNOLOGIES, INC.**

The first platform to dare or challenge friends to anything, anytime, anywhere!


Club Car
THE
BOOTY BROS
TALKING bula

bulachallenge.com Miami FL

Friends | Competitive Gaming | Nfl | Media Sharing | Blockchain

LEAD INVESTOR

Brand Approved Brand Approved

I invested in Bula because my belief in the Founders, Jack and Josh (the Booty Brothers). The size, strength and support of their network is astonishing and could make Bula an overnight viral sensation. They also found a strong Technical Co-Founder in Michael, a thought leader in Web3 architecture. The design is elegant, super-user friendly and fun. "Bula" or #putabulaonit, will be the way all people will refer to challenges, similar to how people say "Google it", when referring to search. Given that "Challenge" is on of the top searched terms across all social, there is significant demand and tremendous potential. LET'S GO!!!

Invested $25,000 this round

Highlights

1. Co-founded by sports-legend family 🏈⚾, Jack Booty and Josh Booty (LSU, NFL, MLB)
2. The #1 most searched word across social media is "Challenge" -- high demand 🔥
3. Raised $1.35M from Friends & Family Round as of June 2022 🙌
4. Many ways to monetize 🥇: sponsored-challenges , merch, advertising, in-app wallet, transaction fees
5. Viral nature ✨ of capturing fun, competitive moments in short-form videos

5. Viral nature ✨ of capturing fun, competitive moments in short-form videos

6. The first platform to engage all challengers and viewers in stories from start to finish 📱
7. Advanced tech 🚀: dApp, Web3 backend with Passwordless login, decentralized storage, and blockchain

Our Team

Jack Booty Co-Founder



Jack Booty Co-Founder

Jack founded a vendor company and store front in Disney and grew it into a multi-million dollar business in just a few years. Kettle Kingdom was one of the most successful independently operated retail store within the Disneyland.

It started with a friendly challenge between Jack and his buddy over a drink. When his buddy didn't accept he lost, there was no way to make him fulfill the agreed upon terms. That's when it became clear that a challenge without a verdict isn't worth doing; we created Bula to track challenges from start to finish and allow others to follow along.



Josh Booty Co-Founder

Josh accepted the largest signing bonus in MLB history, joining the Marlins right out of high school, then turned to join LSU's college football program, and was drafted to the NFL, playing for the Seattle Seahawks, Cleveland Browns, Oakland Raiders.



Michael Caplovitz Technical Co-Founder

Michael, former head of innovation at Howard Hughes Corp, founded and created GetChkd - a patented full-suite enterprise blockchain infrastructure platform that enables Web3 and is the backbone of the Bula App.

Pitch


bula™
The Social Challenge App


Koa
(n.) warrior
Bula
(v.) wishing you luck


Challenges Make BIG Waves - Yet Nothing Captures or

Monetizes Them - Yet...



Ice Bucket Challenge

- Global phenomenon in 2014
- 17M people raised over $115M for ALS
- No easy way to collect and track donations



Live action, Gamers, ESports

- 214M Gamers
- 25M Golfers
- 250M Esports viewers
- *No real way to fully engage socially and immersively for the entire lifecycle of a challenge*

No current call-to-action social media app capturing a dare or challenge and sharing the entire story around it

Bula - Challenge - Accepted!

Bula - the first platform to dare or challenge friends to anything, anytime, anywhere! Compete for glory and prizes, track Bulas, and share the story for the world to see.

#PutABulaOnIt!

How it works?

SIGN UP, CREATE, & SHARE A BULA IN UNDER 30 SECONDS



View the Bulaverse

Create & Share!

Create a Profile

Click Image To Play Video



Cool Features ...

- **Creation** - Blank canvas to create and memorialize a Bula on your own terms
- **Tracking** - Follow the dare or challenge of your favorite celebs, influencers, or even your friends' bulas
- **Daily Bulas from The Booty Brothers** – A variety of charity, celebrity or random challenges for the public
- **Judging** - Choose as many judges as you would like to make the call
- **"Trash Talk" Video Banter** – Edit the back and forth sequences of people "trash talking" so it looks like they are chatting back and forth or speaking and responding with engagement and comments from followers
- **Bulaverse** - Explore and view the hottest challenges across the platform and create challenges that are open to anyone on the platform


@Annie selected you as the Judge for the Slam Dunk Bula
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Business Model

PHASE 01
- Exponential User Growth
- Data Collection

PHASE 02
- Peer-to-Peer In-App Transactions
- Bula Tokens for Prizes

PHASE 03
- Corporate & Charitable Engagement
- Promoted Bulas

PHASE 04
- Advertisement Partnerships
- 3rd Party Gaming Channel Partners

Customer Lifetime Value

Maximizing User Value...



Comparable Markets:


$100
Per User
Instagram
TikTok
$180
Per User
TikTok
$278
Per User
Facebook
$403
Per User
Snapchat
$561
Per User
Skillz

Current Status/Traction

Idea created in 2021

Successful MVP testing
(1000 users - friends and family only)


$1.35K raised in 1st
Friends & Family Round
01
$1.5M targeted
in Seed Round
02
Build Up Pre-Launch
Buzz via Social
Channels
03
Soft Launching
in July 2022
04
The REAL Power of
the vast Booty network
05

$12.5M Cap Valuation

Bula: Go to Market Strategy

Immediate Influencer Network = Massive Built-In Virality

100+

Athletes and Influencers in the Booty Brothers' Network

Sports	Lifestyle	Entertainment

100,000,000+

COMBINED INSTAGRAM FOLLOWING

Trends and Opportunities

The "Challenge Takes Over

A. #Challenge - the most viewed hashtag on TikTok and Instagram
B. #Challenge yearly - 10's of millions of videos uploaded to social media
C. No way to leverage, aggregate and monetize these challenges
D. Brands seeking ways to leverage

Investments/M&A in the Space

A. BIG ROUNDS - Snapchat 175M Series F
B. ACQ - Musical.ly by TikTok 1B
C. IPOs - DraftKings 6B

Bula: Competitive Landscape


Challenge platforms - Oneup, Gamer Salon
Video Platforms - Tiktok, Instagram
Social Networks - Facebook, Instagram, Snapchat
Streaming - Twitch, Triller

Our True Differentiation -

First Social-based, challenge platform with winners, losers, and prizes that anyone can start and share, with endless media on each story, galleries and direct fan/follower engagement for brands and influencers.

Bula: Future and Beyond

Short Term Goals

A. Build buzz prior to soft launch via TikTok
B. Soft launch in June
C. Targeting 50K DAUs by end of Summer 2022
D. Identifying influencers and brand ambassadors
E. Targeting 1M downloads 12 months post launch

Long Term Goals

A. Strengthen technological infrastructure
B. Implementing P2P Transactions in 2023
C. Expand digital marketing platform
D. Boost user engagement
E. Build corporate partnerships

Future Directions - Engagement Platform of Choice

Short-Term Monetization Models

- Wallet feature
- Credits for in-game/in-app purchases (virtual skins, gear, property)
- One-up - adding something additional to a current challenge for extra incentive
- Stretch challenge - if challenge prize is over the minimum, something additional is added - like a stretch goal on kickstarter
- NFTs

New Markets

- Global
- University
- NIL
- Youth and High school markets and sports

Long-Term Monetization Models

- Penetrating SDK for in-app gaming challenges (e-sports and action games)
- Strategic partnerships ex. Paypal, Bleacher Report, EA Sports, and X-Games (live)
- Corporate/charity sponsored challenges

Funding Requirements

For: (bigger runway)

- Product development and enhancement
- Sales and Marketing
- Leverage founder network
- Major events for visibility
- Establishing brand equity and recognition

Seeking $500K
Seed Round
$1.5M Total Seed Round
$1M Raised

Round Objective –

12 Months, 1M downloads 12 months post-launch, 20 Influencers/Celebs, 5 Events

Key Investment Merits

- We are in the age of #challenge - yet no platform enables creating, monetizing/incentivizing and tracking a challenge
- MVP ready to launch in July 2022
- Apple and Android versions launch in August 2022
- Trademarks, Logo, IP, Website
- *Massive founder network gives instant virality*
- Strategic partnerships and advisors in various stages of discussions

Founding Team

THE BULA TECHNOLOGIES, INC. TEAM



JACK BOOTY
Co-Founder
10+ years in consumer experience in Large Scale venues. Started pop up shops in Disneyland



JOSH BOOTY
Co-Founder
Former NFL & MLB Player. Founder of Big dreams ventures a Marketing and Consulting Firm. World Series Champ in 1997 Florida Marlins



MICHAEL CAPLOVITZ
Technical Co-Founder
Business & Tech Strategy 20+ years experience Finance, Blockchain and Innovation Executive

Advisors & Ambassadors



ROGER MASON
Advisor
Former professional basketball player, former deputy executive director of the NBA Players Association and former president and



BRANDON GUTMAN
Advisor
Co-Founder, co-CEO of Brand Innovators, managing partner of Brand Approved advisory, and regular contributor to Forbes


commissioner of the Big 3.
Founder of Vaunt.
KEVIN MILLAR
Ambassador
Former MLB player and Host of MLB networks Intentional Talk. World series Champ in 2004 with Boston Red Sox
JESSE PALMER
Ambassador
Former NFL Quarterback, host of Good Morning America, Daily Mail, and ABC's the Bachelorette. ESPN college football analyst.
More advisers & ambassadors to come very soon!
Bula Technologies, Inc. | 2022


Contact Information
Website: http://www.bulachallenge.com
Instagram: @bulachallenge
Tiktok: @bulachallenge
Congratulations!
YOU WIN!
You won the Slam Dunk challenge!
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Bula Technologies, Inc. | 2022


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